Exhibit 99.3

Acreage Holdings Shareholders Overwhelmingly Approve the Arrangement involving Canopy Growth and Omnibus Incentive Plan Amendment

New York, NY – June 19, 2019 – Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0ZV) today announced that, at the special meeting of Acreage shareholders (the “Shareholders”) held on June 19, 2019 (the “Special Meeting”), the Shareholders overwhelmingly voted in favour of (i) a special resolution (the “Arrangement Resolution”) authorizing and approving the proposed arrangement involving Canopy Growth Corporation (“Canopy Growth”) announced by Acreage on April 18, 2019 (the “Arrangement”), and (ii) an ordinary resolution to approve amendments to Acreage’s omnibus incentive plan (the “Omnibus Incentive Plan Resolution”).

The Arrangement Resolution required approval by at least 66⅔% of the votes cast, in person or by proxy, at the Special Meeting by the holders of Acreage’s class A subordinate voting shares (the “Subordinate Voting Shares”), Class B proportionate voting shares (the “Proportionate Voting Shares”) and Class C multiple voting shares (the “Multiple Voting Shares”, and collectively with the Subordinate Voting Shares and Proportionate Voting Shares, the “Acreage Shares”), voting together as a single class. Additionally, pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Arrangement Resolution required approval by at least a majority of votes cast, in person or by proxy, at the Special Meeting by the holders of Subordinate Voting Shares and Proportionate Voting Shares, voting together as a single class, and excluding the Acreage Shares held by all “Interested Parties” for purposes of MI 61-101 (the “Minority Approval”), as described in Acreage’s management information circular mailed to Shareholders in connection with the Special Meeting (the “Circular”).

Holders of Acreage Shares carrying an aggregate of 561,895,012 votes, representing approximately 95.05% of votes entitled to be cast at the Special Meeting, were represented in person or by proxy at the Special Meeting. At the Special Meeting, Acreage Shares representing 95.02% of the votes eligible to be cast were voted on the Arrangement Resolution, with 99.74% such votes being cast in favour of the Arrangement Resolution, including 97.21% of the votes cast in favour pursuant to the Minority Approval.

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In addition, 95.02% of the votes eligible to be cast were voted on the Omnibus Incentive Plan Resolution, with 99.67% of such votes being cast in favour of the Omnibus Incentive Plan Resolution.

“I could not be more pleased with the overwhelming support displayed by our Shareholders,” said Kevin Murphy, Founder and Chief Executive Officer of Acreage. “This is a clear referendum by our Shareholders on the enormous benefits of the Arrangement with Canopy Growth, and I would like to thank all Shareholders for their continued support.”

Acreage expects that the hearing date for the application for the final order of the Supreme Court of British Columbia (the “Final Order”) will take place on or about June 21, 2019 in Vancouver, British Columbia. Following the satisfaction or waiver of all conditions to closing, including the receipt of the Final Order, Acreage will implement the Arrangement as contemplated in the Circular. Acreage anticipates making a further announcement regarding the anticipated date for the implementation of the Arrangement and confirming the record date for fixing the holders of Acreage Shares (and certain other eligible securities as described in the Circular) eligible to receive their proportion of the US$300,000,000 option payment to be made by Canopy Growth.

ABOUT ACREAGE

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management or consulting services agreements in place with license holders to assist in operations of cannabis facilities in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage's national retail store brand, The Botanist, debuted in 2018.

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FORWARD LOOKING STATEMENTS

This news release and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the Arrangement, including the timing for receipt of the Final Order and likelihood of receipt thereof and the implementation of the Arrangement. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary final court order; the ability of the parties to satisfy, in a timely manner, the other conditions to the implementation of the Arrangement; other expectations and assumptions concerning the Arrangement and the transactions related thereto; and such risks contained in Acreage’s annual information form dated April 24, 2019 and filed with Canadian securities regulators available on Acreage’s profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive. In respect of the forward-looking information concerning the anticipated benefits and implementation of the Arrangement and the anticipated timing for implementation and/or completion of the Arrangement, Acreage has provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, including the Circular and Acreage’s annual information form dated April 24, 2019 and filed with Canadian securities regulators available on Acreage’s profile on SEDAR at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Investor Contacts:	Media Contact:

Christine Rigby	Howard Schacter
Vice President, Investor Relations	Vice President of Communications
Investors@acreageholdings.com	h.schacter@acreageholdings.com
646-600-9181	646-600-9181

Steve West

Vice President, Investor Relations

Investors@acreageholdings.com

646-600-9181

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